Exhibit 99.1

ASUR Announces Total Passenger Traffic for May 2022

Compared to May 2019, passenger traffic increased by 41.1% in Colombia, 21.6% in Puerto Rico and 13.3% in Mexico

MEXICO CITY, June 6, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for May 2022 reached a total of 5.5 million passengers, 20.4% above the levels reported in May 2019, reflecting a continued gradual recovery in travel demand.

Compared to May 2019, passenger traffic increased by 41.1% in Colombia, 21.6% in Puerto Rico and 13.3% in Mexico. Passenger traffic growth in Mexico and Colombia was driven by a recovery in both domestic and international traffic, while international traffic in Puerto Rico remained weak.

This announcement reflects comparisons between the periods May 1 through May 31, 2022, May 1 through May 31, 2021 and May 1 through May 31, 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	May			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	2,848,990	2,473,236	3,226,807	30.5	13.3	14,563,229	9,742,058	15,618,438	60.3	7.2
Domestic Traffic	1,466,844	1,302,835	1,549,553	18.9	5.6	6,477,882	5,322,611	6,803,911	27.8	5.0
International Traffic	1,382,146	1,170,401	1,677,254	43.3	21.4	8,085,347	4,419,447	8,814,527	99.4	9.0
San Juan, Puerto Rico	776,383	896,041	943,866	5.3	21.6	3,829,801	3,426,475	4,222,614	23.2	10.3
Domestic Traffic	693,694	862,941	872,385	1.1	25.8	3,437,127	3,305,765	3,907,111	18.2	13.7
International Traffic	82,689	33,100	71,481	116.0	(13.6)	392,674	120,710	315,503	161.4	(19.7)
Colombia	941,985	600,040	1,329,580	121.6	41.1	4,578,218	3,001,934	6,226,749	107.4	36.0
Domestic Traffic	798,142	483,454	1,102,037	128.0	38.1	3,898,187	2,602,251	5,260,381	102.1	34.9
International Traffic	143,843	116,586	227,543	95.2	58.2	680,031	399,683	966,368	141.8	42.1
Total Traffic	4,567,358	3,969,317	5,500,253	38.6	20.4	22,971,248	16,170,467	26,067,801	61.2	13.5
Domestic Traffic	2,958,680	2,649,230	3,523,975	33.0	19.1	13,813,196	11,230,627	15,971,403	42.2	15.6
International Traffic	1,608,678	1,320,087	1,976,278	49.7	22.9	9,158,052	4,939,840	10,096,398	104.4	10.2

Mexico Passenger Traffic
		May			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,466,844	1,302,835	1,549,553	18.9	5.6	6,477,882	5,322,611	6,803,911	27.8	5.0
CUN	Cancun	792,854	797,780	876,242	9.8	10.5	3,437,052	3,258,643	3,811,066	17.0	10.9
CZM	Cozumel	20,852	10,667	10,786	1.1	(48.3)	79,459	46,321	65,178	40.7	(18.0)
HUX	Huatulco	67,938	57,450	81,217	41.4	19.5	302,344	217,503	354,344	62.9	17.2
MID	Merida	226,763	153,383	233,721	52.4	3.1	1,017,510	635,541	1,000,126	57.4	(1.7)
MTT	Minatitlan	12,453	9,196	8,408	(8.6)	(32.5)	58,497	37,161	37,479	0.9	(35.9)
OAX	Oaxaca	83,500	69,216	86,158	24.5	3.2	385,773	267,496	407,998	52.5	5.8
TAP	Tapachula	31,163	34,527	42,574	23.3	36.6	150,177	150,254	194,816	29.7	29.7
VER	Veracruz	122,445	91,952	106,140	15.4	(13.3)	555,526	374,773	476,129	27.0	(14.3)
VSA	Villahermosa	108,876	78,664	104,307	32.6	(4.2)	491,544	334,919	456,775	36.4	(7.1)
International Traffic		1,382,146	1,170,401	1,677,254	43.3	21.4	8,085,347	4,419,447	8,814,527	99.4	9.0
CUN	Cancun	1,327,014	1,095,433	1,589,007	45.1	19.7	7,594,936	4,159,275	8,313,443	99.9	9.5
CZM	Cozumel	19,919	35,147	39,031	11.1	95.9	202,711	126,938	210,469	65.8	3.8
HUX	Huatulco	2,891	1,378	2,482	80.1	(14.1)	97,694	8,208	54,651	565.8	(44.1)
MID	Merida	13,645	17,553	21,329	21.5	56.3	90,278	55,885	103,590	85.4	14.7
MTT	Minatitlan	659	461	830	80.0	25.9	3,035	2,106	4,386	108.3	44.5
OAX	Oaxaca	9,737	10,517	13,975	32.9	43.5	56,587	32,196	75,771	135.3	33.9
TAP	Tapachula	914	657	984	49.8	7.7	5,156	2,628	5,218	98.6	1.2
VER	Veracruz	5,627	6,673	7,578	13.6	34.7	26,784	23,706	35,938	51.6	34.2
VSA	Villahermosa	1,740	2,582	2,038	(21.1)	17.1	8,166	8,505	11,061	30.1	35.5
Traffic Total Mexico		2,848,990	2,473,236	3,226,807	30.5	13.3	14,563,229	9,742,058	15,618,438	60.3	7.2
CUN	Cancun	2,119,868	1,893,213	2,465,249	30.2	16.3	11,031,988	7,417,918	12,124,509	63.4	9.9
CZM	Cozumel	40,771	45,814	49,817	8.7	22.2	282,170	173,259	275,647	59.1	(2.3)
HUX	Huatulco	70,829	58,828	83,699	42.3	18.2	400,038	225,711	408,995	81.2	2.2
MID	Merida	240,408	170,936	255,050	49.2	6.1	1,107,788	691,426	1,103,716	59.6	(0.4)
MTT	Minatitlan	13,112	9,657	9,238	(4.3)	(29.5)	61,532	39,267	41,865	6.6	(32.0)
OAX	Oaxaca	93,237	79,733	100,133	25.6	7.4	442,360	299,692	483,769	61.4	9.4
TAP	Tapachula	32,077	35,184	43,558	23.8	35.8	155,333	152,882	200,034	30.8	28.8
VER	Veracruz	128,072	98,625	113,718	15.3	(11.2)	582,310	398,479	512,067	28.5	(12.1)
VSA	Villahermosa	110,616	81,246	106,345	30.9	(3.9)	499,710	343,424	467,836	36.2	(6.4)

Us Passenger Traffic, San Juan Airport (LMM)
	May			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	776,383	896,041	943,866	5.3	21.6	3,829,801	3,426,475	4,222,614	23.2	10.3
Domestic Traffic	693,694	862,941	872,385	1.1	25.8	3,437,127	3,305,765	3,907,111	18.2	13.7
International Traffic	82,689	33,100	71,481	116.0	(13.6)	392,674	120,710	315,503	161.4	(19.7)

Colombia Passenger Traffic Airplan
		May			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		798,142	483,454	1,102,037	128.0	38.1	3,898,187	2,602,251	5,260,381	102.1	34.9
MDE	Rionegro	578,881	316,399	835,686	164.1	44.4	2,817,461	1,731,996	3,889,261	124.6	38.0
EOH	Medellin	84,467	64,425	97,299	51.0	15.2	419,264	330,195	481,752	45.9	14.9
MTR	Monteria	78,531	65,195	114,480	75.6	45.8	390,782	345,768	614,244	77.6	57.2
APO	Carepa	19,407	15,381	20,267	31.8	4.4	85,495	74,588	106,022	42.1	24.0
UIB	Quibdo	29,960	19,600	27,529	40.5	(8.1)	147,174	104,779	139,563	33.2	(5.2)
CZU	Corozal	6,896	2,454	6,776	176.1	(1.7)	38,011	14,925	29,539	97.9	(22.3)
International Traffic		143,843	116,586	227,543	95.2	58.2	680,031	399,683	966,368	141.8	42.1
MDE	Rionegro	143,843	116,586	227,543	95.2	58.2	680,031	399,683	966,368	141.8	42.1
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		941,985	600,040	1,329,580	121.6	41.1	4,578,218	3,001,934	6,226,749	107.4	36.0
MDE	Rionegro	722,724	432,985	1,063,229	145.6	47.1	3,497,492	2,131,679	4,855,629	127.8	38.8
EOH	Medellin	84467	64,425	97,299	51.0	15.2	419,264	330,195	481,752	45.9	14.9
MTR	Monteria	78,531	65,195	114,480	75.6	45.8	390,782	345,768	614,244	77.6	57.2
APO	Carepa	19,407	15,381	20,267	31.8	4.4	85,495	74,588	106,022	42.1	24.0
UIB	Quibdo	29,960	19,600	27,529	40.5	(8.1)	147,174	104,779	139,563	33.2	(5.2)
CZU	Corozal	6,896	2,454	6,776	176.1	(1.7)	38,011	14,925	29,539	97.9	(22.3)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR: Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com